UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports December 2008 and full year 2008 passenger traffic

▪     December passenger traffic decreases 14.4%

▪     Full year traffic decreases 1.1%

Monterrey, Mexico, January 8, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that total passenger traffic (terminal passengers) at its 13 airports decreased 14.4% in December 2008, as compared to December 2007. For the full year 2008, traffic reached 14.1 million passengers, a reduction of 1.1% as compared to 2007.

Traffic during 2008 was affected by changes in the business strategies of domestic and international airlines in response to increases in fuel costs and to high levels of competition during the first half of the year (reorganization of routes, postponement of expansion plans and acquisition of new airplanes, fare increases) and in the second half of the year by the effects of the global financial crisis. OMA’s full year traffic results reflect year over year increases for the first six months of 2008, followed by year over year reductions in the second six months. Full year traffic was in the range estimated by OMA in October 2008.

Total Passengers*
(Thousand)	Dec-07	Dec-08	Change %	Jan-Dec 2007	Jan-Dec 2008	Change %
Domestic	1,013.0	881.5	(13.0)	11,740.5	11,732.8	(0.1)
International	232.1	183.7	(20.9)	2,471.9	2,327.8	(5.8)
OMA Total	1,245.1	1,065.3	(14.4)	14,212.5	14,060.7	(1.1)
* Terminal passengers: excludes transit passengers

Domestic traffic in December 2008 decreased 13.0% (-131,448 passengers), compared to the prior year period. Traffic decreased at 12 airports, with only Zacatecas reporting an increase. For the full year 2008, domestic traffic decreased 0.1% (-7,710 passengers). Five airports reported traffic increases for the full year, and eight airports had decreases. Domestic traffic was affected by the cancellation of frequencies and/or routes by Aviacsa and VivaAerobus and by the suspension of operations during the course of the year by Aerocalifornia, Aladia, Alma, and Avolar. These reductions were partially offset by the increased activity of Volaris, Interjet, and Click Mexicana.

International traffic decreased 20.9% (-48,415 passengers) in December 2008, as compared to December 2007. Ten airports reported reductions. For the full year 2008, international traffic decreased 5.8% (-144,108 passengers), with reductions at eight of the airports. The principal factor affecting international traffic was a reduction in frequencies and cancellation of routes by U.S. carriers and by Aviacsa.

By airport

Monterrey, OMA’s principal airport, served 484,672 passengers in December 2008, a decrease of 13.1% (-73,225 passengers) compared to the same month of 2007. Full year traffic increased 0.4% in 2008 to 6.6 million passengers. Domestic traffic at Monterrey airport decreased 12.0% in December, while increasing 0.3% for the full year 2008, as compared to prior year periods. International traffic decreased 19.1% for the month and increased 1.3% for the full year.

Acapulco served 87,896 passengers in December, a reduction of 10.1%. For the full year 2008, Acapulco had a 2.9% increase in traffic to 1.1 million passengers. A 10.6% increase in domestic traffic offset a 15.1% reduction in international traffic during the full year.

Culiacán served 84,593 passengers in December, a reduction of 20.6%. For the full year, total traffic decreased 3.4% to 1.1 million. Full year domestic traffic decreased 2.7% while international traffic decreased 21.1%. The latter was principally the result of cancellation of routes to Los Angeles by Delta and Mexicana during the course of the year.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: January 9, 2008